Exhibit 12-A

               Chrysler Financial Corporation and Subsidiaries
             Computations of Ratios of Earnings to Fixed Charges
                            (dollars in millions)




                                                   Six Months Ended
                                                       June 30,
                                                   ----------------
                                                    1998       1997
                                                    ----       ----
Net earnings before cumulative effect of
 changes in accounting principles                    $228      $196

 Add back:
  Taxes on income                                     110       101
  Fixed charges                                       479       408
                                                     ----      ----
   Earnings available for fixed charges              $817      $705
                                                     ====      ====


 Fixed charges:
  Interest expense                                   $472      $399
  Rent                                                  7         9
                                                     ----      ----
   Total fixed charges                               $479      $408
                                                     ====      ====


Ratio of earnings to fixed charges                   1.71      1.73
                                                     ====      ====


The ratio of earnings to fixed charges is computed by dividing earnings available for fixed charges by total fixed charges. Fixed charges consist of interest, amortization of debt discount and expense, and rentals. Rentals included in fixed charges are the portion of total rent expense representative of the interest factor (deemed to be one-third).

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